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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8 - 67897

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Millington Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Newman Springs Road, Suite 101
(No. and Street)

Red Bank	NJ	07701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Kreitz — 732-842-4920
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Account not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the equipment that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Scott Kreitz, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Millington Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAULETTE G. SARLO
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 50018968
MY COMMISSION EXPIRES 7/8/2025

Paulette G. Sarlo
Notary Public

Signature

Chief Operating Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- ☐ (o) Report of independent registered public accounting firm regarding rule 15c3-3 exemption report.
- ☐ (p) Statement of exemption from rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



MILLINGTON SECURITIES, INC.

CONTENTS

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of
Millington Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Millington Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 26, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

MILLINGTON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2020

ASSETS

Cash	$ 1,749,470
Receivable from clearing broker, including clearing deposit of $100,000	129,497
Receivable from other broker-dealers	81,304
Management fee receivable	9,978
Office equipment, net of accumulated depreciation of $713	2,429
Due from related parties	108,526
Other assets	60,194
TOTAL ASSETS	**$ 2,141,398**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Due to related party	$ 84,792
Accounts payable and accrued expenses	34,565
Total Liabilities	**119,357**

Stockholder's Equity

Common stock, $1 par value, authorized, issued, and outstanding 1,000 shares	1,000
Additional paid-in capital	989,007
Retained earnings	1,032,034
Total Stockholder's Equity	**2,022,041**
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 2,141,398**

See accompanying notes to statement of financial condition

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL CONDITION

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1. Nature of business and summary of significant accounting policies

Nature of Business
Millington Securities, Inc. (the "Company"), a wholly-owned subsidiary of WBI Trading Company, Inc. (the "Parent"), is a corporation organized under the laws of the state of Illinois on March 1, 2006. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and is also an SEC registered investment adviser under the Investment Advisers Act of 1940. The Company acts as an introducing broker/dealer in the purchase of and sale of securities and receives payment for order flow as compensation.

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Cash
At times, cash may exceed the current insured amount under the Federal Deposit Insurance Corporation and the Securities Investor Protection Corporation. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Credit Losses
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the Current Expected Credit Losses (CECL) model. The Company adopted ASU 2016-13 on January 1, 2020 under a modified retrospective approach which resulted in no impact on the Company's opening retained earnings.

Receivable from clearing broker
The Company's receivables from clearing broker include amounts receivable from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. The Company's expectation is that the credit risk associated with the receivable from clearing broker is not significant based on the contractual arrangement and expectation of collection in accordance with industry standards, therefore no allowance for credit losses was deemed necessary. As of December 31, 2020, the receivable from clearing broker of $129,497 included the clearing deposit of $100,000.

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL CONDITION

---

1. Nature of business and summary of significant accounting policies (continued)

Receivable for management fees
The Company carries its receivable for management fees at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts based on history of past write-offs, collections and current credit conditions. As of December 31, 2020, no allowance for doubtful accounts was necessary.

1/1/20 Opening Receivable Balance	12/31/20 Closing Balance
$16,991	$9,978

Receivable from other broker-dealers
The Company's receivable from other broker-dealers includes payment for order flow. The Company continually reviews the credit quality of its counterparties. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses for receivables from other broker dealers and concluded that no allowance for credit losses was deemed necessary.

1/1/20 Opening Receivable Balances	12/31/20 Closing Balances
$147,702	$81,304

There were no contract assets or contract liabilities at 12/31/2020.

Office equipment, net
Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Estimated Principal Method
Computer hardware	5 years	Straight-line
Computer software	3 years	Straight-line
Office furniture	3 years	Straight-line

Revenue Recognition
In accordance with ASC Topic 606, Revenue from Contracts with Customers, the Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Disaggregation of revenue can be found on the statement of income for the year ending December 31, 2020 by type of revenue stream.

Marketing and advertising expenses
Costs related to general advertising and promotions are expensed as incurred. General advertising and promotion costs, which primarily relate to the distribution of affiliated exchange traded funds, were $79,398 for the year ended December 31, 2020.

4

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL CONDITION

1. Nature of business and summary of significant accounting policies (continued)

Management and supervisory fee revenues
While acting as advisor to a series of affiliated exchange traded funds, the Company earns management fees for services rendered to assist WBI Investments, Inc. ("WBI"), a related party under common control, in fulfilling their duties as a sub-advisor. The Company also earns supervisory fees for services it performs to provide compliance oversight and to register certain WBI employees with FINRA who are involved with the promotion of those affiliated exchange traded funds. Management revenues are received monthly, in arrears. Fees are earned based on a percentage of the average daily net assets of each of the funds noted pursuant to a signed agreement. The Company's performance obligations are satisfied over time, through assisting with the sub-advisor duties. As the amounts are variable, there is uncertainty dependent on the value of the fund shares at future points in time as well as the length of time money may be in any given funds, both of which are highly susceptible to factors outside of the Company's influence. Therefore, the Company does not believe that it can overcome this constraint until the market value of the fund is known, which is usually monthly. A portion of the management fees recognized in the current period are related to performance obligations that have been satisfied in the prior period. Supervisory fees are received annually for registered representatives that are registered with the Company. Supervisory fees are recognized at the point in time WBI employees are registered with FINRA, at which point the Company has met the performance obligation. See Note 5 for more information.

Revenue from securities transactions
Revenue from securities transactions primarily represent payment for order flow which is compensation paid to one broker-dealer from another broker-dealer for providing liquidity to a market center such as a market-maker, registered securities exchange or electronic communications network. Revenue from securities transactions also includes any commissions paid to the Company by clients of its broker-dealer. Each time a customer enters into either an order flow, or a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Income Taxes
The Company elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal, state or local income taxes since the income or loss of the Company is allocated to the individual shareholder for inclusion in their income tax return.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2016. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Off-balance sheet risk
Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL CONDITION

---

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2020, the Company's net capital was $1,759,610, which was $1,659,610 in excess of its minimum requirement of $100,000.

3. Concentrations

For the year ended December 31, 2020, approximately 86% of revenue was received from four brokers. 100% of receivables from other broker-dealers in the statement of financial condition was related to these brokers as of December 31, 2020.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Related party transactions

The Company and WBI have an expense sharing agreement (the "Expense Sharing Agreement") for which certain expenses incurred by WBI are allocated to the Company. These include professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, taxes, personnel and other general and administrative services. In addition, the Company allocated expenses to WBI for personnel, fees related to the registration of certain WBI employees, third party ETF data and other services. The total amount incurred by WBI for the year ended December 31, 2020 and allocated to the Company under this agreement was $763,081. The total amount allocated to WBI for the year ended December 31, 2020 by the Company under this agreement was $191,965. A total of $551,062 was paid to WBI for the year ended December 31, 2020. As of December 31, 2020, the Company had a payable of $84,792, in the statement of financial condition, for amounts due to WBI under the Expense Sharing Agreement.

The Company also has an expense sharing agreement with The Hartshorne Group for which payroll expenses incurred by the Company are allocated to The Hartshorne Group. The total amount owed by The Hartshorne Group to the Company was $31,526 for the year ended December 31, 2020. This receivable is recorded in Due from related parties on the Statement of Financial Condition.

The Company is the advisor to Absolute Shares Trust (the "Trust"). WBI has entered into a sub-advisory agreement with the Company in order to render portfolio management services with respect to assets held by certain series of the Trust. In 2014, the Company entered into a management agreement (the "Management Agreement") with WBI to assist in fulfilling WBI's duties as sub-advisor to the Trust. During the year ended December 31, 2020, the Company earned $153,174 under the Management Agreement, of which $9,978 was reported in management fee receivable in the statement of financial condition as of December 31, 2020.

The Company also earns supervisory fees for services it performs to supervise and register WBI employees with FINRA who are involved with the promotion of funds issued by the Trust. During the year ended December 31, 2020, the Company earned $16,000 in supervisory fees. As of December 31, 2020, $16,000 was due from WBI under this agreement, as reported in Due from related parties in the Statement of Financial Condition.

The Company advanced $61,000 to WBI Trading during 2020. The amount is included in Due from related parties as of December 31, 2020.

MILLINGTON SECURITIES, INC.

NOTES TO FINANCIAL CONDITION

6. Regulatory matters

The Company operates in a highly regulated industry. Applicable laws and regulation restrict permissible activities and investments and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Company is subject to comprehensive examination and supervision by governmental and self-regulatory agencies in the normal course of business. These regulatory agencies have broad discretion to impose restriction and limitation on the operation of a regulated entity where the agencies determine that such operation are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulation of the supervisory policies of these agencies.

7. Risk and uncertainties

In March 2020, the World Health Organization ("WHO") declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.